Energy Transfer Equity, L.P.
Acquisition of Southern Union Company
Investor Presentation – November 21, 2011
Filed by Energy Transfer Equity, L.P.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Southern Union Company
Commission File No.: 1-06407

Legal Disclaimer
This presentation may contain statements about future events, outlook and expectations of Energy Transfer Equity, L.P. (ETE), Energy Transfer Partners, L.P.
(ETP), Regency Energy Partners LP (RGP), and Southern Union Company (SUG) (collectively, the “Companies”), all of which are forward-looking statements.
Any statement in this presentation that is not a historical fact may be deemed to be a forward-looking statement.  These forward-looking statements rely on a number of assumptions concerning future events that are believed to be reasonable, but are subject to a number of risks, uncertainties and other factors, many of which are outside the Companies’ control, and which could cause the actual results, performance or achievements of the Companies to be materially different.
Among those is the risk that conditions to closing the transaction are not met or that the anticipated benefits from the proposed transaction cannot be realized.
While the Companies believe that the assumptions concerning future events are reasonable, we caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of our businesses. These risks and uncertainties are discussed in more detail in the filings made by the Companies with the Securities and Exchange Commission, copies of which are available to the public. The Companies expressly disclaim any intention or obligation to revise or publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.
The U.S. federal income tax consequences to a SUG shareholder of the merger and of owning and disposing of ETE common units received in the merger are complex. SUG shareholders should consult their own tax advisors regarding the U.S. federal income tax consequences applicable to them in light of their particular circumstances. For a more detailed discussion of the material U.S. federal income tax consequences to SUG shareholders of the merger and of ownership and disposition of ETE common units received in the merger, please see the definitive proxy statement / prospectus filed with the SEC.
All references in this presentation to capacity of a pipeline, processing plant or storage facility relate to maximum capacity under normal operating conditions and, with respect to pipeline transportation capacity, are subject to multiple factors (including natural gas injections and withdrawals at various delivery points along the pipeline and the utilization of compression) which may reduce the throughput capacity from specified capacity levels.
Additional Information
A definitive proxy statement / prospectus has been sent to stockholders of SUG seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement / prospectus and other documents filed by ETE and SUG with the SEC at the SEC’s website, www.sec.gov.
The definitive proxy statement / prospectus and such other documents relating to ETE may also be obtained free of charge by directing a request to Energy
Transfer Equity, L.P., Attn: Investor Relations, 3738 Oak Lawn Avenue, Dallas, Texas 75219, or from ETE’s website, www.energytransfer.com. The definitive proxy statement / prospectus and such other documents relating to SUG may also be obtained free of charge by directing a request to Southern Union Company,
Attn: Investor Relations, 5051 Westheimer Road, Houston, Texas 77056, or from SUG’s website, www.sug.com. Investors and security holders are urged to carefully read the proxy statement / prospectus and such other documents filed with the SEC because the materials contain important information regarding ETE,
SUG and the transaction.
ETE, SUG and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information concerning the interests of the persons who may be “participants” in the solicitation set forth in the definitive proxy statement / prospectus.

SUG Transaction Update
Review of the final transaction structure
- Southern Union Company (“SUG”) shareholders may elect $44.25 in cash or 1.00 Energy Transfer Equity, L.P. (“ETE”)
common unit per SUG common share
- Election subject to proration so that aggregate consideration will be a maximum of 60% cash or up to a maximum of 50%
ETE common units
- Implies $42.20 per share of SUG common stock, assuming 40% unit consideration, based on ETE’s closing price on
November 18, 2011
(1)
, a 49.3% premium to the unaffected SUG closing price on June 15, 2011
$3.7 billion committed acquisition financing to fund cash consideration is fully syndicated
Regulatory approval is on track
- Only Missouri Public Service Commission (“MPSC”) approval remains
- ETE and SUG are parties to a pending joint application before the MPSC, requesting an order authorizing SUG to take certain actions to allow ETE to acquire the equity interests of SUG.
- FERC approval already received; the waiting period applicable to the merger under HSR has expired
Expected timeline
- SUG to hold a Special Meeting of Shareholders entitled to vote on the merger transaction on December 9, 2011
- Approval by the stockholders of SUG as of October 11
th
record date
- Targeting Q1 2012 closing upon receipt of MPSC approval
Institutional Shareholder Services and Egan-Jones Proxy Services are both advising SUG shareholders to vote FOR the merger on December 9th based on the following:
- The significant premium to SUG shareholders
- The negotiations by SUG which resulted in a 34% increase in value to shareholders and a price significantly higher than
Southern Union's all-time high trading price prior to the initial announcement of the merger
- The flexibility to elect cash or units
(1) Adjusted for approximately 13.4% equity pre-election by certain SUG insiders.

Florida Gas Transmission
Panhandle Eastern Pipeline
Trunkline Gas
Sea Robin Pipeline
Southern Union Gas Services
Missouri Gas Energy
New England Gas Company
Storage
Trunkline LNG
Southern Union assets
ETP natural gas pipelines
Lone Star pipeline
RGP pipelines
RGP gathering system
Lone Star fractionation/processing facility
Lone Star storage facility
RGP treating/processing facility
Gas hub
Processing
Storage
Treating
ETE-controlled assets
Gas basins
Combined Asset Footprint
Note: Excludes PEI Power.
Energy
Transfer
(1)
SUG Combined
Miles of Natural Gas Pipeline 23,589 21,169 44,758
Natural Gas Throughput (Bcf/d) 22.1 8.6 30.7
Natural Gas Storage (Bcf) 74 109 184
Natural Gas Processing Capacity (Bcf/d) 1.4 0.5 1.9
Note: Figures include only proportional share of partially owned assets.
(1) Includes ETP, RGP and Lone Star JV.
The combination of SUG with ETE creates an integrated platform for future growth

ETE’s pro forma cash flows will be generated through its ownership interests in Energy Transfer Partners, L.P. (“ETP”),
SUG and Regency Energy Partners LP (“RGP”)
- ETE will receive stable, growing distributions through its limited partner interests (estimated 22.5% of ETP’s common units outstanding, 16.7% of RGP’s common units outstanding), general partner interests and incentive distribution rights (“IDRs”) in ETP and RGP
- Future cash distribution increases to ETP and RGP unitholders increase distributable cash flow to ETE through its ownership of general partner interests and IDRs in ETP and RGP
- Newly issued ETP and RGP common units increase distributable cash flow at ETE given the required payment of the general partner interest and IDR for each newly issued unit
- Distributions from SUG will increase ETE distributable cash flows
$110
$333
$420
$494
$485
$489
FY2006 FY2007 FY2008 FY2009 FY2010 LTM 9/30/11
2006 - 2010 CAGR: 44.9%
ETE Distributable Cash Flow Key Drivers for ETE Distributions for 2012 and Beyond
Consolidated Energy Transfer family has announced ~$3.5 billion in future growth projects in key producing regions since January 1, 2011
Eagle Ford shale projects 2010 - 2014
FEP demand fee ramp-up 1Q 2011
LDH Energy acquisition (Lone Star) 2Q 2011
Tiger Pipeline demand fee ramp-up 3Q 2011
ETP NGL pipeline 3Q 2011
Tilden Treating Facility expansion 4Q 2011
SUG acquisition 1Q 2012
XTO pipeline agreement 4Q 2012
Lone Star NGL fractionator 1Q 2013
Lone Star NGL pipeline 1Q 2013
Red Bluff project 2Q 2013
Eagle Ford expansion 2014
Pro Forma ETE Overview
Future
Growth

01/01/09 09/18/09 06/10/10 02/28/11 11/18/11
60
80
100
120
140
160
180
200
220
240
260
280
300
320
340
360
ETE S&P 500 Alerian MLP Index
$1.25
$1.64
$2.04
$2.16 $2.16
$2.50
FY2006 FY2007 FY2008 FY2009 FY2010 LTM 9/30/11
2006 - 2010 CAGR: 14.7%
ETE Distribution Growth Relative ETE – Total Return
109%
185%
35%
Source: FactSet Research Systems.
Since January 2009, ETE unitholders have experienced total returns of 185%
ETE Relative Performance
Note: Distributions annualized based on distribution rate during the last quarter of each period.

Attractive, immediate financial impact for SUG shareholders
- Flexibility for shareholders to elect cash or ETE common units
Future growth potential is not fully reflected in current ETE unit price
- Ability to defer tax for SUG shareholders receiving ETE common units
- Increase in annualized dividend yield from 2% to 6.7%
(1)
ETE distributions for 2012 and 2013 benefit from a substantial tax shield
Enhanced long-term position as this transaction combines SUG’s attractive end-user position in major energy-consuming markets with Energy Transfer’s unique asset footprint proximate to major natural gas producing basins
- The asset overlap of the Energy Transfer family with SUG creates a one-of-a-kind platform that maximizes future growth opportunities
A significant cash component, highly compelling equity participation and certainty to close
(1) Based on annualized quarterly distribution announced on 10/25/11 of $0.625 per unit and the closing unit price of $37.56 as of November 18, 2011 as compared to the current SUG quarterly dividend of $0.15 per share.
Benefits to SUG Shareholders

Consideration Mechanism
SUG
shareholder
election on a per
share basis
$44.25 of cash per SUG
common share
1.00 ETE common unit
per SUG common share
Subject to proration if >60% of the SUG shareholders on a per share basis elect to receive cash
Committed pre-election of ETE common units means that more
cash available for other holders (74% cash / 26% units)
Each SUG shareholder may elect to receive $44.25 cash or 1.00 ETE common unit on a per share basis
Total mix of consideration dependent upon election of SUG shareholders
Shareholder election Outcome dependent upon aggregate election of SUG shareholders
Subject to proration if >50% of the SUG shareholders on a per share basis elect to receive ETE common units
Approximately 13.4% of the equity consideration has already
been pre-elected by certain SUG insiders
Committed pre-election of ETE common units is subject to
proration if more holders want ETE common units
A compelling proposition for all SUG shareholders

Implied price

Southern Union Company

ENERGY TRANSFER

$37.00
$38.00
$39.00
$40.00
$41.00
$42.00
$43.00
$44.00
$45.00
7/19/11 7/31/11 8/12/11 8/24/11 9/5/11 9/18/11 9/30/11 10/12/11 10/24/11 11/5/11 11/18/11
Implied SUG share price Dow Jones Industrial Average
Look Through Value Since Announcement
$42.20
Source: FactSet Research Systems.
(1) Based on 60% cash and 40% units for all shareholders, adjusting for approximately 13.4% equity pre-election by certain SUG insiders.
(2) Indexed to the implied SUG share price as of 7/19/11.
(1) (2)
Compelling value proposition with current yield, future distribution growth and unit price appreciation

Large, diversified assets well positioned in markets
Upon closing, consolidated Energy Transfer family will have an enterprise value of ~$40 billion
(1)
Pro forma for the transaction, the consolidated Energy Transfer family will own and operate ~45,000 miles of intrastate and interstate natural gas pipelines in addition to complementary midstream assets
-
Interstate and midstream operations provide enhanced ability to service customer needs from gathering, processing, fractionation, storage and transportation
Connects prolific natural gas producing areas with multiple end use markets
Investment Considerations
Large Diversified
Asset Base
Strong
Balance Sheet
Committed to maintaining a strong balance sheet
Management commitment to investment-grade metrics at ETP, SUG and RGP
Track record of maintaining a strong liquidity position
Proven ability to raise equity capital (over $3.5 billion over the last three years)
Stable
Cash Flows
Stable asset base and cash flow profile
Significant fee-based operating income and long-lived assets
High-quality customer base with strong credit profile
Hedge positions provide for further cash flow stability in commodity price sensitive areas
Well
Managed
Growth
Profile
Well-managed organic growth projects
Low-risk, high-return projects supported by long-term customer contracts
Demonstrated ability to construct and place into service pipelines on-time / on-budget
Seek growth projects that connect to existing infrastructure thereby enhancing hydraulic efficiencies
(1) Based on ETP, RGP and ETE closing prices as of November 18, 2011; units outstanding and debt balances as of 9/30/2011, pro forma for units and debt issued in connection with the acquisition of
SUG and the recent ETP equity offering.
The ETE / SUG transaction provides a significant cash component to SUG shareholders, highly compelling equity participation and certainty to close

11 Appendix

Energy Transfer Equity, L.P.
(NYSE: ETE)
Market cap
(1)
: $10,298
Enterprise value
(1)
: $18,322
Corporate rating: BB- / Ba1
Regency Energy Partners LP
(NYSE: RGP)
Market cap
(2)
: $3,716
Enterprise value
(2)
: $5,615
Corporate rating: BB / Ba3
Energy Transfer Partners, L.P.
(NYSE: ETP)
Market cap
(1)(2)
: $15,256
Enterprise value
(1) (2)
: $23,751
Corporate rating: BBB- / Baa3
Midstream
Interstate Transportation
Intrastate Transportation & Storage
70%
30%
Contract Compression
Transportation
Gathering & Processing
Southern Union Company
Corporate rating: BBB- / Baa3
Citrus (3)
LDCs
Panhandle Companies
SUGS
50%
Lone Star NGL LLC
Ownership in RGP
100% RGP IDRs
General Partner Interest
26.3mm LP units (16.7% of total)
Ownership in ETP
100% ETP IDRs
General Partner Interest
50.2mm LP units (22.5% of total)
Ownership in SUG
100% SUG Shares
Pro Forma Organizational Structure
($ in millions)
Note: Market capitalizations as of November 18, 2011.
(1) Pro forma for SUG, Citrus and APU transactions.
(2) Includes implied GP value based on current GP cash flows capitalized at the current LP distribution yield.
(3) See Appendix for description of Citrus merger, planned to be effective immediately prior to ETE’s acquisition of SUG.

ETP / RGP / Lone Star Segments Overview
Energy Transfer Partners, L.P.
More than 17,500 mi of natural gas gathering and transportation pipelines,
3 natural gas storage facilities with 74 Bcf of working capacity and a retail propane business serving 1.2 million customers
Intrastate Transportation and Storage
- Oasis Pipeline (600 mi, 1.2 Bcf/d capacity west-to-east, 750 MMcf/d capacity east-to-west)
- East Texas Pipeline (370 mi)
- Energy Transfer Fuel System (2,600 mi, total capacity of 5.2 Bcf/d)
- Bethel storage facility (6.4 Bcf working capacity), Bryson storage facility (6.0 Bcf working capacity), Godley plant
- HPL System (4,100 mi, total capacity of 5.5 Bcf/d)
- Bammel storage facility (62 Bcf working capacity)
Interstate Transportation
- Transwestern Pipeline
- 2,700 mi; 1,225 MMcf/d mainline capacity and 1,610 MMcf/d San
Juan Lateral capacity
- Tiger Pipeline
- 175 mi, 42-inch pipeline; 2.4 Bcf/d of capacity sold under 10-15 year agreements; 100% contract demand from January 2012 through
December 2012
- Expansion completed in August 2011
- FEP Pipeline Joint Venture
- 50/50 joint venture with KMP
- 185 mi, 42-inch pipeline; initial capacity of 2.0 Bcf/d with 1.85 Bcf/d sold under 10-12 year agreements; ~90% contract demand through
December 2012
Midstream
- ~7,000 mi of natural gas gathering pipelines
- 3 natural gas processing plants
- 17 natural gas treating facilities
- 10 natural gas conditioning plants
- More than $1.25 billion of new Eagle Ford Shale growth projects since
October 2010
Retail Propane
- Entered into an agreement to contribute propane operations to
AmeriGas Partners LP (“APU”) in exchange for $2.9 billion of cash and
APU common units
Regency Energy Partners LP
Gathering and Processing
- North Louisiana (442 mi, 4 plants)
- Mid-Continent (3,470 mi, 1 plant)
- South Texas (541 mi, 2 plants)
- West Texas (806 mi, 1 plant)
Transportation
- 49.99% of the Regency Intrastate Gas System (“RIGS”) (450 mi)
- 50% of MEP
- 500 mi, 1.8 Bcf/d capacity in Zone 1 and 1.2 Bcf/d capacity in Zone 2
Contract Compression
- Fleet of compressors used to provide turn-key natural gas compression services for customer specific systems
Contract Treating
- Fleet of equipment used to provide treating services, such as carbon dioxide and hydrogen sulfide removal, natural gas cooling, dehydration and BTU management, to natural gas producers and midstream pipeline companies
Source: Company filings.
Lone Star NGL LLC Joint Venture
Joint venture owned 70% by ETP and 30% by RGP; ETP operates on behalf of the joint venture
- Stand-alone entity with equal board representation
NGL Storage
- Mont Belvieu storage facility (43 million Bbls working capacity)
- $390 million fractionator project expected to be in-service Q1 2013
- Hattiesburg storage facility (3.9 million Bbls working capacity)
NGL Pipeline Transportation
- West Texas NGL Pipeline (1,066 mi, 144,000 Bbls/d working capacity)
- $917 million West Texas Gateway Project estimated to be in-service Q1
2013
NGL Fractionation & Processing
- 2 cryogenic processing plants
- 25,000 Bbls/d fractionator
- Sea Robin gas processing plant

ETE and ETP are party to an agreement and plan of merger whereby a SUG subsidiary which indirectly holds SUG's
50% interest in Citrus Corp., the owner of Florida Gas Transmission Company, LLC (“FGT”), will be merged with and into an ETP subsidiary
- The consideration to be received by ETE related to the Citrus merger is approximately $1.9 billion in cash and approximately $105 million in ETP units
- FGT is a 5,500 mile interstate pipeline with a throughput capacity of 3.2 Bcf/d
- The transaction is expected to close immediately prior to the ETE / SUG closing
The transaction will provide multiple strategic advantages to ETP
- Citrus is a premier pipeline providing access to the strong and growing Florida market
- Expands ETP's fast growing Interstate Transportation segment and adds significant demand-side market-centric pipelines to ETP's asset portfolio
- Significantly increases fee-based revenue and long-term contracts supported by high credit quality customers
This transaction has been approved by the Conflicts Committees of ETE and ETP
- There are no financing contingencies
- No ETP unitholder vote is required
ETP expects to fund the transaction with financings that are consistent with its commitment to maintaining investment grade credit metrics
Approximately $1.45 billion of cash proceeds will be used to repay a substantial portion of the acquisition financing incurred by ETE to fund the cash consideration to be paid to SUG shareholders (the remaining $445 million in cash proceeds will be used to repay debt of SUG)
The transaction has been structured to defer any tax gain realization
Overview of Citrus Transaction